Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

July 13, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: EquityPoint, LLC Fund I Series
Form 1-A, filed August 11, 2008
File No. 24-10220

Dear Ms. Reilly,

Please find attached a copy of the tax opinion letter along with the narrative and prior performance table. Let us know if this is sufficient for completion of the Form 1-A.

We appreciate your time. Please contact us with any questions or concerns. Our fax number is 951-602-6049.

Sincerely,

/s/ David Utley
Paralegal to Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS

Lack of control by Members

The Members will have little or no control over the Company's day to day operations, and will be able to vote only on specified major decisions. If the Members are unhappy with the progress of the Manager, the Members can terminate the services of the Manager, but this will require a seventy five Percent (75%) vote.

Darrell Troyer and Matt Buckels, via the manager EquityPoint, LLC, have significant control over member matters, which will restrict the ability of minority Members to influence Company activities. The Managers hold 50% of the units as of the date of this Offering which gives them voting control over all matters submitted to a vote of Members, including the election of the Manager, amendments to our certificate of organization, Operating Agreement, and approval of significant corporate transactions. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of EquityPoint that might be beneficial to other Members.

Liabilities will be deemed limited to the series

This is a Series L.L.C. which may establish designated series of members, managers, limited liability company interests having separate rights, powers, or duties with respect to specified property or obligations of the limited liability powers company or profits and losses associated with specified property or obligations, and, to the extent provided in the limited liability company agreement, any such series may have a separate business purpose or investment objective and/or limitation on liabilities of such series in accordance with the provisions of 6 Del. C. Section 18-215. Notice is hereby given pursuant to 6 Del. C. Section 18-215 that debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to a particular series of the LLC, shall be enforceable against the assets of such series only and not against the assets of the other series of the limited liability company..

The Company holds no real Suitability Standards in determining if investment in the securities offered in this Offering Statement are right for any particular investor.

Although the Company will require every investor to provide a subscription agreement to the Managers of the Company prior to their investment being accepted, the Company does not have any suitability standards for investors. The Company does reserve the right to reject subscription agreements if they feel that the individual investor may not be able to bear the risk of the investment. However, it is the sole responsibility of the individual investor to determine if they are able to bear the risks associated with purchasing the securities herein.

NARRATIVE SUMMARY OF OFFICERS' PRIOR PERFORMANCE

Narrative Summary of Sponsors Prior Performance

Home Investments was established in 2004 and participated in single family and multifamily residential housing investments. These were all non public, private transactions with no money raised other than that of the sponsors. In the most recent three year period seventeen properties located in the Midwest region were purchased at a cost of $932,189 including improvements. In this three year period fifteen properties were resold for $1,084,025. While these investments represent similar objectives as the Registrant no funds were used by outside investors. Major adverse business developments included properties not selling or renting as quickly as expected.

Primo Properties was established in 2007 and purchased one multifamily property and one commercial mixed use property in the Midwest region of which both are still owned by the company. Total price including improvements is $567,000. These were both non public, private transactions with the only money raised other than that of the sponsors was three private investor loans totaling $40,000. Major adverse business developments included properties not selling or renting as quickly as expected and other improvements required to properties than originally anticipated.

The following tables represent the prior performance of the Registrant as discussed in the Narrative Summary.

Table I. Experience in Raising and Investing Funds

   The Company nor the Managers have had any previous experience in raising outside funds. They have, however, invested personal and family money in the past. Below represents that activity.

Home Investments LP Experience

No prior experience in raising and investing funds.

Primo Properties, LLC Experience

Dollar amount offered $40,000 from a related party

Dollar amount raised   100%

Offering expenses   0

Percent used for investment   100%

Purpose   private loan @ 8% interest rate from related party

Date offering began   01/01/2007

Length of offering   12 months

Acquisition costs

    Prepaid items $14,135

    Down payment $37,825

Total acquisition costs $51,960

Percent leverage   4.29

(mortgage financing $223,040 divided by total acquisition cost $51,960)

Table II. Compensation to Sponsor

Home Investments LP Compensation

No compensation was paid to sponsor in regards to any offering

Primo Properties, LLC Compensation

No compensation was paid to sponsor in regards to any offering

Table III. Operating Results of Prior Programs

Home Investments LP Prior Performance

	2006	2007	2008
Gross Revenues	$282,185	$511,719	$563,622
Profit on sale of properties	232,185	437,938	489,214
Less: Operating expenses	207,294	404,457	447,058
Interest expense	34,614	42,861	41,049
Net Income	40,277	64,401	75,515
Depreciation	7,800	9,459	10,799
Taxable Income	32,477	54,942	64,716
From operations	32,477	54,942	64,716
From gain on sale	0	0	0
Cash generated from operations	40,277	64,401	75,515
Less: Cash distributions to investors	34,911	63,171	74,684
Cash generated (deficiency) after cash distributions	5,366	1,230	831
Cash distributions to investor's source			
Investment income	34,911	63,171	74,684
Return of capital	0	0	0

Primo Properties, LLC Prior Performance

	2006	2007	2008
Gross Revenues		$53,703	$104,317
Profit on sale of properties		0	0
Less: Operating expenses		27,543	57,895
Interest expense		10,956	38,417
Net Income		15,204	8,005
Depreciation		6,501	15,010
Taxable Income		8,703	-7,004
From operations		8,703	-7,004

Table IV. Results of Previous Programs

Inapplicable.

Table V. Sale or Disposals of Properties

Subject properties are from the most recent three years.

All properties are residential housing located in Vincennes, Indiana

Home Investments LP Sales

Property	Units	Date of Sale	Date of Acquisition	Selling Price Net of Closing Costs	Mortgage Balance	Cash Received	Cost of Properties
2211 St Rd 67	1	4/7/2006	6/28/2005	93,112	89,309	3,803	86,929
301 E 9th	1	5/23/2006	3/24/2006	45,375	38236	7,139	31,052
1131 Broadway	2	6/22/2006	9/23/2005	77,318	72,734	4,584	72,534
822 S. 15th	1	8/10/2006	5/11/2006	70,207	40314	29,893	33,823
1234 N. 11th	1	1/22/2007	12/30/2005	42,546	42,736	-190	39,325
257 Alden	1	4/10/2007	9/13/2006	69,719	64,452	5,267	60,978
2282 Sievers	1	5/14/2007	1/30/2007	108,112	96,052	12,060	84,992
1213 Ridgeway	1	5/23/2007	4/6/2007	40,327	38,142	2,185	31,950
108 Breckenridge	1	8/14/2007	8/18/2006	43,411	38,189	5,222	35,103
1629 Old Wheatland	1	9/27/2007	6/29/2007	80,611	75,589	5,022	69,264
7854 E Catt	1	2/29/2008	7/13/2007	105,933	86,412	19,521	96,726
818 Broadway	6	3/24/2008	1/11/2006	78,874	62,231	16,643	64,839
1023 Barnett	1	5/8/2008	4/7/2006	46,746	45,921	825	46,971
604 12 1/2	1	5/28/2008	3/28/2008	77,053	68,798	8,255	75,264
2500 Old 41	1	7/11/2008	6/6/2008	104,681	92,638	12,043	102,439
Totals	21			1,084,025	951,753	132,272	932,189

Primo Properties, LLC Sales

No properties have been sold or disposed of.

Table VI. Acquisition of Properties

Subject properties are from the most recent three years.

All properties are residential housing located in Vincennes, Indiana

Home Investments LP Acquisitions

Property	Units	Date of Purchase	Mortgage Financing
818 Broadway	6	1/11/2006	64,000
301 E 9th	1	3/24/2006	38,000
1023 Barnett	1	4/7/2006	46,000
822 S. 15th	1	5/11/2006	40,000
506 Hart	4	7/20/2006	60,000
804 N. 7th	2	7/20/2006	45,000
108 Breckenridge	1	8/18/2006	37,900
257 Alden	1	9/13/2006	64,000
2282 Sievers	1	1/30/2007	75,000
1213 Ridgeway	1	4/6/2007	28,000
1629 Old Wheatland	1	6/29/2007	66,000
7854 E Catt	1	7/13/2007	80,000
406 Plumtree	1	1/15/2008	90,050
3378 St Rd 67	1	1/15/2008	56,000

604 12 1/2	1	3/28/2008	68,000
2500 Old 41	1	6/6/2008	92,000
1605 N. 12th	1	7/30/2008	52,318
Total	26		1,002,268

Primo Properties, LLC Acquisitions

Property	Units	Date of Purchase	Mortgage Financing
Lafayette Townhomes	18	5/13/2007	365,000
1800 Washington Office	4	10/1/2007	90,000
Total	22		455,000

BUSINESS AND PROPERTIES

Executive Summary

EquityPoint, LLC Fund I series (also referred to as the "Company" or "EquityPoint") was formed as a new and different way for the small investor to invest in real estate, without all of the hassles involved in managing properties, and for a smaller investment than what is typically required for larger multi-family residential properties.

This business plan outlines the objective, focus, and implementation of this investment and the Company.

The management teams of Matt Buckels and Darrell Troyer, via EquityPoint, LLC, the parent LLC of Fund 1 series, have extensive experience in property management and rehabilitation and have owned investment property since 1996.

As properties are purchased EquityPoint plans on hiring property management company to manage the individual properties.

Overview

EquityPoint will streamline property acquisition and management. First, the Company will establish the proposed market sustainability by analyzing market trends, employment, and demographic characteristics. Second, EquityPoint will expedite the property acquisition process with its experienced personnel. Finally, the Company plans to provide superior management and customer service to retain tenants at each multi-family housing unit.

Acquisition: EquityPoint plans to exercise its property acquisition expertise to obtain 5 to 10 properties with a total of 450 apartment units. The Company will investigate property acquisition opportunities in emerging markets regionally throughout the Midwest and nationally throughout the U.S. EquityPoint will look for properties between 50 to 100 units that for some reason are

Chang G. Park, CPA, Ph. D.
♦ 2667 CAMINO DEL RIO S. SUITE B ♦ SAN DIEGO ♦ CALIFORNIA 92108 ♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 764-5480
♦ E-MAIL changgpark@gmail.com ♦

EquityPoint, LLC Fund I Series
1800 Washington Ave.
Vincennes, IN 47591

I have read FORM 1-A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933 of EquityPoint, LLC Fund I series, a Delaware LLC located at 1800 Washington Ave., Vincennes, IN 47591.

In my opinion, the LLC should file a partnership return (Form 1065) in the case of multiple members by default. I consent to the filing of the opinion as an Exhibit to the Form 1-A and being named in the offering circular.

Very Truly Yours,

/s/ Chang G. Park

_____

Chang G. Park, CPA

May 20, 2009
San Diego, California

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

required to indemnify our officers and managers, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and managers as incurred in proceedings against them for which they may be indemnified. The operating agreement provides that we, among other things, will indemnify officers and managers, employees and agents against liabilities that may arise by reason of their status or service as managers, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as managers and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and managers.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our managers, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LITIGATION

As normal, there are legal risks involved with the real estate industry. There are no legal actions pending or threatened against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated.

Counsel for EquityPoint has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

FEDERAL TAX ASPECTS

The potential investor should be aware of the material Federal income tax aspects of an investment in the Units, effective as of the date of this document. An investor should consult with their tax professional to determine the affects of the tax treatment of the Units on their individual situation.

1. Reporting Status of the Company

The adoption, by the IRS, in 1996, of the so-called 'check-the-box' regulations sets partnership status as the default Federal tax classification for limited liability companies being formed today.

In addition, the Company, will operate under the Delaware Limited Liability Company Act, and as such, the Company will elect to be treated as a partnership for State income tax purposes.

By maintaining partnership tax status the Company will not be taxed on income or loss at the Company level, but will report to each Member their distributive share of profits and losses from operations and disposition according to Article 9 in the Operating Agreement. This process will make the Company a pass through Property for tax purposes.

Despite these conclusions, potential investors are **strongly advised to seek counsel from their individual tax advisor.**

2. Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not a taxable Property. A Member will be required to report on their Federal tax return their distributable share of partnership profit, loss, gain, deductions or credits. Cash distributions are generally not taxable, but create a deduction in the Member's capital account. Mr. Chang Park, CPA has provided an opinion on this matter which is included as an Exhibit to the Form 1-A.